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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 8, 2009

THUNDER MOUNTAIN GOLD

(Exact Name of Registrant as Specified in its Charter)

Idaho	**001-08429**	**91-1031075**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5248 W. Chinden, Boise, Idaho	**83714**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **208-658-1037**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant

On September 8, 2009, the Company entered into a Letter of Intent, between and among Thunder Mountain Resources Inc., a Nevada Corporation, Thunder Mountain Resources Ltd., a Canadian Corporation to be formed, and Kenai Resources Ltd., a British Columbia company. A copy of the Letter of Intent is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Letter of Intent is qualified in its entirety by reference to the complete terms and conditions of such document (a copy of which is filed as Exhibit 99.1 to this Current Report on Form 8-K).

Item 8.01 Other Events.

On September 10, 2009, the Registrant disseminated a release announcing that it had entered into a Letter of Intent as discussed above. A copy of the release is attached hereto as Exhibit 99.2.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference to such filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Letter of Intent, dated as of September 8, 2009, by and among Thunder Mountain Gold, Inc. a Nevada corporation, Thunder Mountain Resources Inc., a Nevada Corporation, Thunder Mountain Resources Ltd., a Canadian company to be formed, and Kenai Resources Ltd., a British Columbia company
99.2	Release, dated September 10, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

 THUNDER MOUNTAIN GOLD, INC.
           (Registrant)

 By: /s/ E. JAMES COLLORD

E. James Collord
President, Director and Chief Executive Officer

Date: September 10, 2009



Exhibit 99.1

KENAI RESOURCES

Kenai Resources Ltd. 910, 885 Dunsmuir Street, Vancouver, BC, Canada V6C 1N5
T: 604 669-5753 | F: 604 688-9895 | www.kenairesources.com

September 8, 2009

THUNDER MOUNTAIN GOLD, INC.
1239 Parkview Drive
Elko, Nevada 89801

Re: Letter of Intent for Merger of Thunder Mountain Resources, Inc. and Kenai Resources, Ltd.

Attention: Jim Collord, President

Dear Jim:

This letter of intent ("**LOI**") sets out the proposed understanding of a transaction among Thunder Mountain Gold, Inc. a Nevada corporation ("**THMG**"), Thunder Mountain Resources Inc., a Nevada Corporation ("**THMR**"), and Kenai Resources Ltd., a British Columbia company ("**Kenai**"). The common shares of Kenai are listed on the TSX Venture Exchange (the "TSXV"). Kenai's significant assets consist of Quartz Mountain and Hope Butte mineral property interests in eastern Oregon. THMR's significant assets consist of mineral property interests, and the shares of its wholly owned subsidiary, South Mountain Mines, Inc. ("**SMMI**"). THMR is wholly owned by THMG, whose common shares trade on the OTC-BB. Kenai is not registered under the Securities Exchange Act of 1933.

The acceptance of this LOI will be followed by the negotiation of a definitive business combination agreement (the "**Definitive Agreement**") setting forth the detailed terms of an amalgamation. All documentation shall be in form and content satisfactory to each of Kenai and THMG.

1. Assuming the completion of the conditions set forth in paragraph 4 herein, it is the intent of THMG and Kenai Resources to enter into a business combination whereby:

    (i) Kenai, THMG, and THMR will undertake a business arrangement whereby Kenai will acquire THMR from THMG; in consideration for which Kenai will issue approximately 19,000,000 common shares of Kenai (the "Kenai Shares") to THMG;

    (ii) Kenai may provide THMG $200,000 in funding and THMG may obtain up to approximately $400,000 (less any placement or other fees) from warrant conversion;

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(iii) Kenai Resources shareholders will hold approximately 13,050,000 (40%) common shares, and THMG shareholders will hold approximately 19,000,000 common, or approximately 60% post business transaction shares. Collectively the foregoing events are the "**Transaction**". The completion of the Transaction will result in the "**Amalgamated Company**" changing its name to "Thunder Mountain Resources, Ltd.", subject to regulatory approval.

Notwithstanding the preceding, the parties acknowledge that the final structure of the proposed Transaction and contemplated capital structure may be modified as necessary to address the tax effect, corporate and securities laws of the Transaction structure on each party and its shareholders.

2. Upon signing of this LOI, an Interim Management Committee will be formed to oversee progress on the Transaction, engage in interim period exploration and acquisition activities, and business development with third parties for possible financing or ventures. The Interim Management Committee will consist of an equal number of members nominated by each of Kenai and THMG.

   (a) The Interim Management Committee will review the due diligence efforts, and, if appropriate, develop a strategy for the acquisition of a Nevada Mine that is under current consideration by Kenai.

   (b) THMG/ THMR will continue current discussions with major producers on their potential participation in South Mountain, and other properties under their control. Any offer from third parties will be reviewed and approved or disapproved by the Interim Management Committee.

3. On closing of the Transaction (the "**Closing Date**"), the board of directors of the Amalgamated Company will consist of a reorganized board nominated by both THMG/THMR and Kenai to comply with TSXV regulations.

4. The Closing Date shall be as soon as practicable after:

   (i) Completion of mutual due diligence investigations, to be completed within 30 days following the date of this LOI;

   (ii) Execution of a Definitive Agreement;

   (iii) Satisfaction of all conditions to closing set forth in the Definitive Agreement; and

   (iv) Receipt of the required approvals under British Columbia and Nevada corporate law, the TSX Venture Exchange, and the U.S. Securities and Exchange Commission, but in no event later than April 30, 2010.

5. Within thirty (30) days of the date of this LOI, Kenai may, as determined by the Interim Management Committee, provide a Transactional Funding Tranche (estimated to be approximately $200,000 (USD) to THMG, such funding from proceeds of exercise of Kenai's currently outstanding warrants; and THMG will at the same time initiate warrant re-pricing in an attempt to convert some or all of the outstanding THMG warrants, in an effort to raise up to $400,000 (less placement and other fees). The money raised by both parties will be used for fees, costs and expenses of Kenai. THMG and THMR incurred in connection with the

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negotiation, execution of the Definitive Agreement, and completion of the Transaction, that are incurred on or before the Closing Date ("Transaction Fees"), including, but not limited to the filing, printing and mailing of any Proxy/Information Statement (including any SEC filing fees), counsel costs, fairness opinions, repayment of THMG short-term loans, and the continuation of normal business activities for the combined businesses.

(a) In the event that the Transaction is not completed due to failure to meet the conditions set forth in Paragraph 4, any funding provided by Kenai to THMG shall be considered as the paid funding of a joint venture by Kenai Resources on THMG/THMRs exploration and mining projects controlled on the date of this LOI, for a 10% participating ownership for the advance of the $200,000 (Transactional Funding Tranche) or a pro rata participating ownership for a lesser advance.

(b) As an alternative to the joint venture as in 5.a. above, by mutual agreement, THMG shall have the option to repay all or part of the Transactional Funding Tranche, plus interest at 10%, to Kenai within a period of six months following December 31st 2009.

6. After the execution of the Definitive Agreement, THMG will file a registration statement on Form S-4, F-4 or other applicable form, to register under U.S. securities laws, the outstanding shares of Common Stock of Kenai to be issued to THMG Shareholders. All parties will use their best efforts to cause such registration statement to become effective and current.

7. Upon the execution of this LOI, Kenai and THMG will work with Haywood Securities, or other sources of capital, to fund an amount deemed necessary by the Interim Management Committee for on-going exploration projects and any mining property acquisitions directed by the Interim Management Committee.

8. Kenai and THMG, from the date hereof until the Closing Date, covenant and agree to the following:

(a) Not to issue any new debt or equity or other securities, with exception of the conversion of existing derivative securities, or securities for purposes of funding the Transaction and associated fees, and other expenses as outlined in Item 5.

(b) Both Parties agree they will not enter into or pursue any arrangements or negotiations with any other party relative to the merger of THMR and/or THMG into any other party or any sale of assets or control relative to any extraordinary transaction without the consent of the Interim Management Committee.

(c) To enter into a 'bleed out' or stock escrow arrangement in order to limit sales or other dispositions by officer, directors, affiliates or control persons of any party, for such term as set forth in any 'bleed out' or stock escrow arrangement.

9. Kenai and THMG agree to proceed in good faith to negotiate and settle the terms of the Definitive Agreement or before October 31, 2009 or such other date as may be mutually agreed to in writing between the parties hereto and to complete all transactions contemplated not later than April 30, 2010. Each party shall permit the other party and its counsel to review the preparation of all public disclosure documents and filings with regulatory agencies in connection with the Transaction. Each party shall promptly notify the other of its progress

on the matters specified herein. Further, this Letter of Intent shall not constitute a legal obligation between the parties, except for paragraph 5 (a) hereof and no party hereto shall have any obligation of any kind to consummate the transaction until, and unless the Definitive Agreement is authorized, executed and delivered.

If the terms of this LOI accurately reflect your understanding of our discussions, please acknowledge by executing this letter in the appropriate space below. A facsimile signature shall be considered the same as an original signature.

Yours very truly,

KENAI RESOURCES LTD.



Per: _____

Daniel Kunz, President & CEO

THE TERMS OF THIS LETTER OF INTENT are hereby approved as of the 8th day of September, 2009 by:

THUNDER MOUNTAIN GOLD, INC.

By: _____

Jim Collord, President & CEO

THUNDER MOUNTAIN RESOURCES, INC.



By: _____

G. Peter Parsley, President

Page | 4

Exhibit 99.1



THUNDER MOUNTAIN GOLD INC.

5248 W. Chinden Blvd.   *Telephone*: **208-658-1037**
Boise, Idaho 83714   *Fax:* **208-322-5626**

THUNDER MOUNTAIN GOLD, INC. AND KENAI RESOURCES LTD. ANNOUNCE INTENDED REORGANIZATION

Elko Nevada, September 10, 2009: Thunder Mountain Gold, Inc. (OTCBB: THMG) ("THMG") and Kenai Resources Ltd. (TSX-V: KAI.V) ("KENAI") announced that they have entered into a Letter of Intent (the "LOI") for a reorganization with KENAI.   The Transaction is expected to result in a new Company, Thunder Mountain Resources, Ltd. to be listed on the TSX-V exchange. The LOI contemplates that Kenai will acquire approximately 40% and THMG will acquire approximately 60% of a reorganized company. The LOI includes provisions that Kenai and THMG attempt to provide financing for the reorganization of up to $600,000. The Transaction will be subject to due diligence by both parties, development of a definitive agreement between the parties, approval by the shareholders of both companies, and the approval of applicable regulatory bodies. Assuming satisfaction of those conditions, closing would take place no later than April 30, 2010.

The LOI, dated September 8, 2009, between and among Thunder Mountain Gold, Inc. a Nevada corporation, Thunder Mountain Resources Inc., a Nevada Corporation, Thunder Mountain Resources Ltd., a Canadian Corporation to be formed, and Kenai Resources Ltd., a British Columbia company, was filed by the Company as Exhibit 99.1 to its Form 8-K filed on September 9, 2009 and is incorporated by reference into this filing.

Jim Collord, President of THMG, said, *"Once the transaction is completed, the structuring of Thunder Mountain with Kenai provides the avenue for growth for our Company and excellent upside for our shareholders. We believe in the management team at Kenai, the advanced gold properties they hold and the opportunity to grow in the Canadian market. This is an excellent move for our Company."*

About Kenai Resources, Ltd.:

KENAI is based in Vancouver, Canada, and was formerly Triumph Gold Corporation. They engage in the acquisition, exploration, and development of mineral resource properties, primarily gold and silver, in the United States and they hold interests in two advanced properties located in Malheur County in Eastern Oregon near the Idaho border. KENAI public filings in Canada can be accessed via SEDAR (www.sedar.com). (SEDAR is the System for Electronic Document Analysis and Retrieval, the electronic filing system for the disclosure documents of public companies and investment funds across Canada.)

KENAI's current status of the gold resources from its advanced gold exploration projects are summarized as follows (based on Canadian reporting standards):

Project	Tonnes	g/t Au	Mineralization	Status/Classification
Quartz Mtn. OR [**1**]	15,050,196	0.80	352,677	Indicated – NI 43-101 Compliant
Hope Butte OR [**2**]	4,609,600	0.95	141,188	Historical - Not NI 43-101 Compliant

Footnotes:
[1] Resources above a 0.34 g/t cutoff with silver converted to gold equivalent using a ratio of 49.5:1 silver to gold. Metallurgical recoveries were not considered
[2] These resources are considered historic in nature, do not comply with current NI 43-101 standards, have not been verified by the Company and therefore should not be relied upon. It is uncertain if further exploration will result in the discovery of an economic mineral resource.

Website: www.thundermountaingold.com   OTCBB: **THMG**

About Thunder Mountain Gold, Inc.:

Thunder Mountain Gold is an exploration company focused on the generation of precious and base metal projects in the Western United States, Mexico, and Alaska. A 74-year old company, Thunder Mountain Gold performs its own natural resource exploration and generates value for shareholders by aggressively developing high-grade, high-quality precious and base metal resources in politically stable mining regions.
Investor Relations:

> Eric Jones e-mail: eric@thundermountaingold.com
> Jim Collord e-mail: jim@thundermountaingold.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements: Statements made which are not historical facts, such as anticipated production, exploration results, costs or sales performance are "forward-looking statements", and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals prices volatility, volatility of metals production, exploration project uncertainties, industrial minerals market conditions and project development risks. Refer to the Company's Periodic Filings for a more detailed discussion of factors that may impact expected future results. Thunder Mountain Gold undertakes no obligation to publicly update or revise any forward-looking statements.

Cautionary Note to Investors - The United States Securities and Exchange Commission ("SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.